FIRST MINING FINANCE CORP.
1805 - 925 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA V6C 3L2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of First Mining Finance Corp. (the “Company”) will be held at the Company’s offices, located at 1805 - 925 West Georgia Street, Vancouver, British Columbia on Thursday, June 16, 2016 at 10:00 a.m.. At the Meeting, the shareholders will receive the financial statements of the Company for the year ended December 31, 2015, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors of the Company to be elected at the Meeting at five;

2.	elect directors for the ensuing year;

3.	appoint BDO Canada LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.	confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

5.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, June 14, 2016 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on April 29, 2016 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 29th day of April, 2016.

ON BEHALF OF THE BOARD

(signed) “Chris Osterman”

Chris Osterman
Chief Executive Officer